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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940



_____________________________________________________________________________
1.   Name and Address of Reporting Person*

Group (1)
_____________________________________________________________________________
   (Last)                            (First)              (Middle)

9710 Scranton Rd. Ste. 100
_____________________________________________________________________________
                                    (Street)

San Diego           CA                 92121
_____________________________________________________________________________
(City)                  (State)         (Zip)

04/15/2003
_____________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)


_____________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

Detwiler, Mitchell & Co. (Nasdaq: DMCO)
_____________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol


_____________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


_____________________________________________________________________________

6.   If Amendment, Date of Original (Month/Day/Year)
_____________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by 1 Reporting Person

     [_]  Form Filed by More than 1 Reporting Person


=============================================================================

             Table I -- Non-Derivative Securities Beneficially Owned
=============================================================================

                                                          3. Ownership Form:
                               2. Amount of Securities       Direct (D) or      4. Nature of Indirect
1. Title of Security              Beneficially Owned         Indirect (I)           Beneficial Ownership
   (Instr. 4)                     (Instr. 4)                 (Instr. 5)            (Instr. 4)

---------------------------------------------------------------------------------------------------------

Common Stock                    1,671,619(2)                   D
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

=========================================================================================================




(Over)
                                                            SEC 1473 (3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

=============================================================================


------------------------------------------------------------------------------------------------------------------------

                                                     3. Title and
                                                        Amount of
                                                        Securities
                                                        Underlying
                                 2. Date Exer-          Derivative
                                    cisable and         Security      4. Conversion   5. Ownership
                                    Expiration          (Instr. 4)       or Exercise     Form of
                                    Date             ----------------    Price of        Derivative
                                    (Month/Day/Year)           Amount    Derivative      Security:   6. Nature of
                                 -------------------           or        Security        Direct (D)     Indirect
                                 Date       Expi-              Number    Price of        or Indirect    Beneficial
1. Title of Derivative Security  Exer-      ration             of        Derivative      (I)            Ownership
   (Instr. 4)                    cisable    Date     Title     Shares    Security        (Instr. 5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock              11/12/     11/12/  Common     250,000   $1.01         I               By Partnership
Option (right to buy)(3)         2001       2006    Stock
------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option           11/06/    12/06/   Common     55,000    $1.00         I               By James Mitchell
(right to buy) (4)               2002      2007     Stock
------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option           12/13/    12/13/   Common     31,250    $3.876        I               By James Mitchell
(right to buy) (4)               1999      2004     Stock
------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option       8/30/99   8/30/    Common     10,250    $0.40         I               By Peter Fenton
(right to buy) (5)(a)                      2004     Stock
------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option           12/13/99   12/13/   Common     12,500   $3.876         I              By Peter Fenton
(right to buy)(5)(b)                        2009     Stock
------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option           11/14/01  11/14/    Common     66,667   $1.01          I              By Peter Fenton
(right to buy)(5)(c)                       2006      Stock
------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option           11/14/01  11/14/    Common    133,333   $1.01          I              By Peter Fenton
(right to buy)(5)(d)                       2006      Stock
========================================================================================================================



Explanation of Responses:

(1)   On April 15, 2003, the Reporting Persons herein formed a
      Group by signing a Stockholders Agreement which was filed as Exhibit 1 to a Report of Schedule 13-d on April 17, 2003 for Voting Group for Detwiler Mitchell & Co.
      The group is composed of the following members with the following contact information:

      James Graves, Judy T. Graves,(2)(a)
      Erwin, Graves & Associates LP (2)(a)
      J&J Prairie Oaks Ranch 1, LP(2)(a)
      Prairie Acorn Ventures, GP
      c/o Erwin Graves & Associates
      2100 McKinney Avenue, Suite 900
      Dallas, TX 75205.

      James K. Mitchell(2)(b)
      Pamela A. Mitchell(2)(b)
      James K. Mitchell & Pamela A. Mitchell Revocable Trust (2)(b) c/o James Mitchell & Co.
      9710 Scranton Rd. Ste. 100
      San Diego CA 92121

      Robert Dewtiler (2)(c)
      Betsey Detwiler (2)(c)
      c/o Fechtor Detwiler
      225 Franklin Street, 20th Floor
      Boston MA 02110

      Peter Fenton (2)(d)
      Paula Fenton (2)(d)
      c/o Fechtor Detwiler
      225 Franklin Street, 20th Floor
      Boston MA 02110

(2)
   (a)Of the total reported above, James Graves owns 440,999 shares directly, Erwin Graves & Associates owns 100,000 shares directly of which James Graves owns 25%, Judy Graves owns owns 25%, James Erwin owns 25% and Carole Erwin owns 25%. 40,000 shares owned directly by Judy Graves. 241,000 shares are directly owned by J&J Prairie Oaks Ranch 1, LP, a limited partnership owned 50% by James Grave and 50% by Judy Graves.


   (b)5,942 shares are owned directly by James Mitchell, 1,325 shares owned by Pamela Mitchell, 196,991 shares are owned by the James K. Mitchell & Pamela A. Mitchell Revocable Trust, approximately 15,134 shares held in 401(k) Plan of issuer for James K. Mitchell as of April 16, 2003 representing matching contributions to Reporting Person's account since inception and 636 shares held in employer's now inactive Employee Stock Purchase Plan for James Mitchell.

   (c)594,125 shares owned by Robert Detwiler does not include 9,000 shares, which pursuant to a Share Reimbursement Agreement, has agreed to provide to Detwiler, Mitchell & Co., for no consideration, upon the exercise of certain stock options issued to employees of Fechtor, Detwiler & Co., Inc.
      prior to the merger between issuer and Fechtor Detwiler.
      The shares are held by a custodian in the name of the custodian for the benefit of Detwiler, Mitchell & Co.
      Robert Detwiler retains the voting rights for these shares and is entitled to receive all dividends but they are not included in his shares under the Stockholders Agreement.
      2,500 shares are owned by Betsey Detwiler.

   (d)Peter Fenton owns 15,000 shares directly and has stock options as detailed above and in (5) below.

(3) Option owned by Erwin Graves & Associates, previously reported by James Graves on Form 4.

(4)   Options owned by James Mitchell, previously reported on Form 4.

(5)(a)Stock options granted to Peter Fenton under the Fechtor Detwiler & Co., Inc. 1999 Special Stock Option Plan before the merger between the Issuer and Fechtor Detwiler, immediately vested.

   (b)Stock Option Granted under the JMC Group, Inc. 1993 Employee Stock Option Plan, vested in 3 annual installments which fully vested on 12/13/2002.

   (c)Stock Option Granted under no existing option plan.

   (d)Stock Option Granted on November 14, 2001, approved by stockholders on May 26, 2002. The option vests in two installments of 66,667 and 66,666 shares on November 14, 2002 and 2003, respectively.



/s/ James K. Mitchell                              04/25/2003
--------------------------------            ----------------------
**Signature of Reporting Person                     Date
  (Authorized Representative of Group for Section 16 filings)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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